Exhibit 12.1

CONSOLIDATED EARNINGS RATIOS

The following table shows Sterling Bancorp’s consolidated ratio of earnings to fixed charges for each of the years in the five-year period ended September 30, 2014.

	For the fiscal year ended September 30,
	2014	2013	2012	2011	2010
	(Dollars in thousands) (unaudited)
Computation of Earnings
Net income (loss)	$27,678	$25,254	$19,888	$11,739	$20,492
Add: Provision for income taxes	10,152	11,414	6,159	2,807	6,873
Income before income taxes	37,830	36,668	26,047	14,546	27,365
Fixed charges, excluding interest on deposits	20,302	14,127	13,134	15,387	18,057
Total earnings for computation, excluding interest on deposits	58,132	50,795	39,181	29,933	45,422
Interest on deposits	8,964	5,923	5,581	6,104	8,517
Total earnings for computation, including interest on deposits	$67,096	$56,718	$44,762	$36,037	$53,939

Computation of Fixed Charges
Net rental expense	$8,180	$3,664	$3,338	$3,935	$3,153
Portion of net rental expense deemed representative of interest	$348	$156	$142	$167	$134
Interest on FHLB Borrowings	12,942	12,476	12,132	13,179	15,882
Interest on other borrowings (fed funds purchased, repurchase agreements and commercial paper)	110	64	107	24	12
Interest on Senior Notes	5,900	1,431	—	—	—
Interest on other long-term debt (Trust Preferred and Senior Unsecured)	1,002	—	753	2,017	2,029
Total fixed charges, excluding interest on deposits	20,302	14,127	13,134	15,387	18,057
Interest on deposits	8,964	5,923	5,581	6,104	8,517
Total fixed charges, including interest on deposits	$29,266	$20,050	$18,715	$21,491	$26,574

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	2.86	3.60	2.98	1.95	2.52
Including interest on deposits	2.29	2.83	2.39	1.68	2.03